AVINO SILVER & GOLD MINES LTD.
(the “Company”)

Dear Shareholder:

If you wish to have your name put on the Supplemental Mailing List of the Company, such that you shall be mailed copies of the Company’s interim financial statements in respect of the present fiscal year, then complete this form and return it to the Company’s registrar and transfer agent, Pacific Corporate Trust Company whose address is #1100 — 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

Name: (Please Print) Address:

Telephone No.: Facsimile No.:

E-mail Address:

Number and Class of Voting

Securities Held:

Signature:

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